UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A. – IN JUDICIAL REORGANIZATION

Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43

Company Registry (NIRE) No. 33 3 0029520-8

MINUTES OF THE EXECUTIVE BOARD MEETING OF

OI S.A. – IN JUDICIAL REORGANIZATION

HELD ON OCTOBER 2, 2017

I. DATE, TIME AND PLACE: Held on October 2nd, 2017, at 11:00 a.m., at Rua Humberto de Campos, 425, 8th floor, Leblon, in the city of Rio de Janeiro, Rio de Janeiro State.

II. ATTENDANCE: Attending all members of the Executive Board, namely: Marco Norci Schroeder, Carlos Augusto Machado Pereira de Almeida Brandão and Eurico de Jesus Teles Neto. Also attending, Arthur Jose Lavatori Correa, in the capacity as Secretary.

III. AGENDA: Resignation of the Chief Financial and Investor Relations Officer and appointment of a substitute.

•                     V. RESOLUTIONS: The meeting began, and the Executive Officers appointed Arthur Jose Lavatori Correa as secretary of the meeting. After that, considering the receipt, on this date, of a letter of resignation by Ricardo Malavazi Martins to the position of Chief Financial and Investor Relations Officer of the Company and to the other statutory positions held in subsidiaries and/or where the Company holds an interest, the Executive Officers, after discussion, and pursuant to Article 37 of the Oi By-laws, resolved to appoint Executive Officer Carlos Augusto Machado Pereira de Almeida Brandão to accumulate the vacant positions of Chief Financial and Investor Relations Officer, until further resolution by the Company’s Board of Directors.

V. APPROVAL AND SIGNATURES: Without further issues to consider, the meeting was closed and these minutes were drafted, which, after being read and approved, were signed by all those in attendance. Signed: Arthur Jose Lavatori Correa – Meeting Secretary, Marco Norci Schroeder, Eurico de Jesus Teles Neto and Carlos Augusto Machado Pereira de Almeida Brandão.

This is a free translation of the true copy of the original minutes, drawn up in the appropriate book of records.

Rio de Janeiro, October 2, 2017.

Arthur Jose Lavatori Correa Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer